Exhibit 99.1

CyberArk Software Ltd. Announces Pricing of Private Offering of $500 million of 0% Convertible Senior Notes due 2024

NEWTON, Mass. & PETACH TIKVA, Israel, November 14, 2019 – CyberArk Software Ltd. (Nasdaq: CYBR) (“CyberArk”), the global leader in privileged access management, today announced the pricing of $500 million aggregate principal amount of 0% Convertible Senior Notes due 2024 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Offering, CyberArk has granted the initial purchasers of the Notes a 13 day option to purchase up to an additional $75 million aggregate principal amount of the Notes solely to cover over-allotments. The sale of the Notes to the initial purchasers is expected to settle on November 18, 2019, subject to customary closing conditions.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on November 15, 2024, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

CyberArk may redeem for cash (1) all of the Notes at any time prior to the 42nd scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion of the Notes, on or after November 15, 2022, and prior to the 42nd scheduled trading day immediately preceding the maturity date, at its option at any time and from time to time, if the last reported sale price of CyberArk’s ordinary shares exceeds 130% of the conversion price for a specified period of time. The redemption price will equal the principal amount of the notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

Holders of the Notes will have the right to require CyberArk to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash purchase price of 100% of their principal amount plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In connection with certain corporate events or following CyberArk’s delivery of a notice of redemption, CyberArk will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or notice of redemption, as the case may be.

The Notes will be convertible based on an initial conversion rate of 6.3478 ordinary shares of CyberArk per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $157.53 per share, which represents a conversion premium of approximately 37.5% to the last reported sale price of CyberArk’s ordinary shares on The Nasdaq Global Select Market on November 13, 2019). Prior to the close of business on the business day immediately preceding May 15, 2024, the Notes will be convertible at the option of the holders of the Notes only upon the satisfaction of specified conditions and during certain periods. On or after May 15, 2024 until the close of business on the third scheduled trading day preceding the maturity date, the Notes will be convertible at the option of the holders of Notes at any time regardless of these conditions. Conversions of the Notes will be settled in cash, ordinary shares of CyberArk or a combination thereof, at CyberArk’s election.

When issued, the Notes will be CyberArk’s senior unsecured obligations and will rank senior in right of payment to any of CyberArk’s unsecured indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of CyberArk’s unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of CyberArk’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of CyberArk’s subsidiaries.

In connection with the pricing of the Notes, CyberArk entered into privately negotiated capped call transactions with certain of the initial purchasers of the Offering and/or their respective affiliates and/or other financial institutions (in this capacity, the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to the ordinary shares of CyberArk upon any conversion of Notes and/or to offset any cash payments CyberArk is required to make in excess of the principal amount of converted Notes, as the case may be, in the event the market price of the ordinary shares of CyberArk is greater than the strike price of the capped call transactions, with such reduction of potential dilution and/or offset subject to a cap. The cap price of the capped call transactions will initially be $229.14 per share, which represents a premium of 100% over the last reported sale price of the ordinary shares of CyberArk of $114.57 per share on November 13, 2019, and is subject to certain adjustments under the terms of the capped call transactions.

CyberArk has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to enter into various derivative transactions and/or purchase ordinary shares of CyberArk with respect to the ordinary shares of CyberArk concurrently with or shortly after the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the ordinary shares of CyberArk or the Notes at that time. In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares of CyberArk and/or by purchasing or selling ordinary shares or other securities of CyberArk in secondary market transactions from time to time prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes or repurchase of the Notes by CyberArk on any fundamental change repurchase date, any redemption date or otherwise, in each case, if CyberArk exercises the relevant election under the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of the ordinary shares of CyberArk or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares of CyberArk, if any, and value of the consideration that holders of Notes will receive upon conversion of the Notes.

In addition, if any such capped call transactions fail to become effective, whether or not the Offering is completed, the Option Counterparties party thereto or their respective affiliates may unwind their hedge positions with respect to the ordinary shares of CyberArk, which could adversely affect the value of the ordinary shares of CyberArk and, if the Notes have been issued, the value of the Notes.

CyberArk estimates that the net proceeds from the Offering will be approximately $487 million (or $560 million if the initial purchasers exercise their over-allotment option in full), after deducting initial purchasers’ discounts and estimated offering expenses payable by CyberArk. CyberArk intends to use approximately $46.7 million of the net proceeds from the Offering to pay the cost of the capped call transactions and to use the remaining net proceeds for working capital or other general corporate purposes. CyberArk may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, CyberArk has not entered into any agreements for or otherwise committed to any specific acquisitions at this time. If the initial purchasers exercise their over-allotment option, CyberArk expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and for general corporate purposes as described above. Pending these uses, CyberArk intends to invest the net proceeds in high-quality, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

The Notes were offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of CyberArk potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction, and unless so registered, the Notes and such ordinary shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of CyberArk issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About CyberArk Software Ltd.

CyberArk is the global leader in privileged access management, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan.

Forward-Looking Statements

This press release contains forward-looking statements, including, among other things, about whether CyberArk will be able to consummate the Offering, the terms of the Offering and the capped call transactions, expectations regarding actions of the Option Counterparties and their respective affiliates and the satisfaction of customary closing conditions with respect to the Offering. The words such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms and similar phrases that denote future expectations or intent are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially, including (i) changes as a result of market conditions or for other reasons, (ii) the risk that the Offering will not be consummated, (iii) the risk that the capped call transactions will not become effective, and (iv) the impact of general economic, industry or political conditions in the United States or internationally.

The forward-looking statements contained in this press release are also subject to additional risks, uncertainties, and factors, including those more fully described in CyberArk’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed with the Securities and

Exchange Commission on March 14, 2019. Further information on potential risks that could affect actual results will be included in the subsequent periodic and current reports and other filings that CyberArk makes with the Securities and Exchange Commission from time to time.

Investor Contact:

Erica Smith

CyberArk

Phone: +1-617-558-2132

ir@cyberark.com

Media Contact:

Liz Campbell

CyberArk

Phone: +1-617-558-2191

press@cyberark.com